

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>**Via U.S. Mail**</u>
Mr. George Strauthopoulos
Chief Executive Officer
ICOA, Inc.
111 Airport Road
Warwick, RI 02889

February 16, 2007

RE: **ICOA, Inc.**
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Filed April 4, 2006

     Forms 10-Q for Fiscal Quarters Ended June 30, 2006
     File No. 0-32513

Dear Mr. Strouthopoulos:

        We issued comments to you on the above captioned filings on November 3, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 2, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by March 2, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 if you have any questions.

Sincerely,

Kyle Moffatt
Accountant Branch Chief